Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-198986

Free Writing Prospectus dated December 22, 2014

Fantex, Inc.

On December 16, 2014, a media publication, attached hereto as Annex A, was released by ChicagoBusiness.com (the “Article”) concerning Fantex, Inc. (referred to in this filing as “we,” “us,” “Fantex” or the “Company”). The Article references the initial public offerings of the Fantex Series Arian Foster Convertible Tracking Stock (“Fantex Series Arian Foster”), the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”), the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu”) and the Fantex Series Alshon Jeffery Convertible Tracking Stock (“Fantex Series Alshon Jeffery” and, together with Fantex Series Arian Foster, Fantex Series Vernon Davis, Fantex Series EJ Manuel and Fantex Series Mohamed Sanu, the “Tracking Stocks”) of the Company (the “Arian Foster Offering,” “Vernon Davis Offering,” the “EJ Manuel Offering,” the “Mohamed Sanu Offering” and the “Alshon Jeffery Offering,” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-191772, 333-192476, 333-194256, 333-196437 and 333-198986 respectively), as amended (the “Arian Foster Registration Statement,” the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement,” the “Mohamed Sanu Registration Statement” and the “Alshon Jeffery Registration Statement,” respectively, and collectively the “Registration Statements”), that the Company has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.  The Vernon Davis Offering was completed on April 28, 2014, the EJ Manuel Offering was completed on July 21, 2014 and the Mohamed Sanu Offering was completed on November 3, 2014.  The Article references the Offerings and quotes certain statements made by Alshon Jeffery.  However, and as described further below under “Corrections and Clarifications,” the Article contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Article was not prepared by or reviewed by the Company or any other offering participant prior to its publication.  The publisher of the Article is not affiliated with the Company.  The Company made no payment and gave no consideration to the publisher in connection with the publication of the Article or any other articles published by the publisher concerning the Company.  The Company did not authorize Alshon Jeffery to comment upon or publicly discuss his relationship with Fantex.  With the exception of statements and quotations derived from the Company’s Registration Statements, the Article represents the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Article or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  The Article references Alshon Jeffery’s “going public with a portion of his future income,” “an initial public offering . . . in all of [Alshon] Jeffery’s future earnings,” “athlete IPO[s],” and “let[ting] investors buy and sell stock in [athletes’] brand value.” The Company clarifies that the Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand. Holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract. An investment in a Tracking Stock will represent an ownership interest in the Company. Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and among Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”). Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and among EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”). Holders of shares of the Company’s Fantex Series Mohamed Sanu will have no direct investment in Mohamed Sanu, his brand or the Brand Agreement effective as of May 14, 2014, by and between Mohamed Sanu and the Company (the “Mohamed Sanu Brand Contract”). Holders of shares of the Company’s Fantex Series Alshon Jeffery will have no direct investment in Alshon Jeffery, his brand or the Brand Agreement effective as of September 18, 2014, by and among Alshon Jeffery, Ben and Jeffery Inc. and the Company (the “Alshon Jeffery Brand Contract”). Holders of shares of the Company’s Fantex Series Arian Foster will have no direct investment in Arian Foster, his brand or the Brand Agreement effective as of February 28, 2013, by and among Arian Foster, The Ugly Duck, LLC and the Company, as amended and restated May 24, 2013 and August 21, 2013 (the “Arian Foster Brand Contract” and, together with the Vernon Davis Brand Contract, EJ Manuel Brand Contract, the Mohamed Sanu Brand Contract, and the Alshon Jeffery Brand Contract, the “Brand Contracts”).

•                  The Article references that “[t]he value of the stock . . . is linked to an athlete’s performance on and off the field.” The Company clarifies that while we intend for the Tracking Stocks to track the performance of the associated Brand Contract, we cannot provide any guarantee that any Tracking Stock will in fact track the performance of the associated Brand Contract. For example, in the event we do not receive cash payments from one or more of the Brand Contracts to which we otherwise would have been entitled because of debtor relief laws, then the attributed income for the corresponding Tracking Stock will nonetheless be credited with the amount which we would otherwise have been entitled to receive. In such a case, the difference between such attributed amount and the actual income we receive from such Brand Contract will be attributed as a general expense of Fantex. As a result, each of our Tracking Stocks will share on a pro rata basis (calculated based on attributable income) the burden of any such non-performing Brand Contracts, whether or not included in the assets attributed to such Tracking Stock, and the economic performance of any of our Tracking Stocks will be dependent, in part, upon the aggregate financial performance of Fantex.

•                  The Article states that Alshon Jeffery is “the fourth NFL athlete IPO.” The Company clarifies that, in addition to the Vernon Davis Offering, the EJ Manuel Offering, the Mohamed Sanu Offering and the Alshon Jeffery Offering, the Company entered into the Arian Foster Brand Contract. On November 12, 2013, after confirming reports that Arian Foster would undergo season-ending back surgery, the Company announced that it was postponing the Arian Foster Offering. Although Arian Foster has recently returned to the playing field, the Company intends to monitor Arian Foster’s on field performance and health and intends to continue with the offering of Fantex Series Arian Foster at an appropriate time in the future. The Company cannot guarantee that the Arian Foster Offering will be consummated or that the Arian Foster Offering will be resumed upon the same terms prior to postponement.

•                  The Article references “stock in all of [Alshon] Jeffery’s future earnings,” Fantex’s “purchase[ of] a portion of athletes’ earnings” and Alshon Jeffery’s sale of “his future income to Fantex for $7.94 million.” The Article states that Alshon Jeffery “s[old] 13 percent of his future earnings,” that ‘investors might buy shares and increase the value of [Alshon Jeffery’s] stock” and that “earnings . . . apply after [Alshon Jeffery] retires to things like appearance fees, business ventures or endorsements.” The Company clarifies that pursuant to the Brand Contracts, the Company has acquired interests in the brand income, as defined in each of the Brand Contracts, of Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery and Arian Foster (each a “Contract Party,” and together, the “Contract Parties”).  Brand income generally means gross monies or other consideration (including rights to make investments) that each Contract Party receives as a result of his skills and brand, including salary and wages from being an athlete in the National Football League (“NFL”) and related fields (including activities in a non-NFL football league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes). A more detailed description of each Contract Party’s brand income is available in the Registration Statements.  The Company further clarifies that the market price for a Tracking Stock may not reflect the performance of the associated Brand Contract or Contract Party since an investment in a Tracking Stock is an investment in the Company.  Holders of a Tracking Stock will be common stockholders of the Company as a whole and, as such, will be subject to all risks associated with an investment in the Company and all of its Tracking Stocks, assets and liabilities.  As a result, the market price of a Tracking Stock may reflect the performance of the Company as a whole or may more independently reflect the performance of some or all of the assets attributed to the associated brand.

•                  The Article references that Fantex “tak[es] a commission on each trade as investors buy and sell shares.” The Company clarifies that the alternative trading system operated by Fantex Brokerage Services, LLC (“FBS”), a registered broker-dealer affiliated with the Company, has agreed to post, buy and sell orders for shares of the Company’s Fantex Series Alshon Jeffery upon completion of the offering. Shareholders who sell shares of the Company’s Fantex Series Alshon Jeffery must pay a commission to FBS. Payment of this brokerage fee may negate or mitigate any appreciation on shares of the Company’s Fantex Series Alshon Jeffery or cause the holder to incur a loss on the holder’s investment.

•                  The Article references that “Fantex projects that Jeffery will earn more than $3.8 million in endorsements over his lifetime.” The Company clarifies that it estimates Alshon Jeffery’s potential endorsements will be $3,884,560. The Company defines potential endorsements as potential brand income related to anticipated future endorsement contracts during Alshon Jeffery’s NFL playing career. An example of this would include a potential future endorsement contract with a significant new sponsor.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts with Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery, and Arian Foster, respectively, the longevity of Vernon Davis’s, EJ Manuel’s, Mohamed Sanu’s, Alshon Jeffery’s, and Arian Foster’s careers, respectively, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery, and Arian Foster. The Company generally identifies forward-looking statements by words such as “expect,” “intend,” “may,” “will,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of the Article dated December 16, 2014

Bears’ Jeffery signs on with sports drink Bodyarmor

By Danny Ecker | December 16, 2014

[Photo of Alshon Jeffery with the text “Chicago Bears wide receiver Alshon Jeffery”]

One of the few bright spots for the Chicago Bears this season has added another endorsement deal to his growing portfolio.

Third-year wide receiver Alshon Jeffery has inked a deal with Beverly Hills, Calif.-based sports drink Bodyarmor as its newest spokesman, setting him up to be the local face of the product after its recent launch in the Chicago market.

Jeffery will appear in local advertising campaigns and events for the product, which is a coconut water-based rival to established brands like Gatorade and Powerade.

“You’ve got to put great things in your body, and (Bodyarmor) has a lot more electrolytes than other sports drinks,” said Jeffery, recalling that he first tried the drink while attending a Chicago Public High School League basketball tournament, “and I thought, ‘this is pretty good,’ “ he said.

Financial terms of the agreement were not disclosed, but industry sources peg the deal’s value at between $75,000 and $100,000.

Jeffery becomes the 11th pro athlete to endorse Bodyarmor, joining fellow NFL players Andrew Luck, Richard Sherman, Rob Gronkowski and LeSean McCoy, as well as NBA players Kevin Love and James Harden, MLB stars Buster Posey and Mike Trout, Sydney Leroux of the U.S. women’s soccer team and the WNBA’s Skylar Diggins.

The brand was launched in 2010 by Mike Repole, founder of Vitaminwater and Smartwater, and Lance Collins, who created Fuze and energy drink Nos, and since has added Los Angeles Lakers star Kobe Bryant as its third-largest stakeholder.

INVESTOR IMPACT

But unlike those of his fellow Bodyarmor endorsers, Jeffery’s deal could have a much more wide-ranging financial impact because he’s going public with a portion of his future income.

His endorsement comes a month after San Francisco-based Fantex announced an initial public offering of 835,800 shares of stock in all of Jeffery’s future earnings for $10 apiece.

He became the fourth NFL athlete IPO to be offered by Fantex, which purchases a portion of athletes’ earnings and lets investors buy and sell stock in their brand value.

The value of the stock, which is traded on the Fantex site, is linked to an athlete’s performance on and off the field. If Jeffery signs more a more lucrative playing contract or new endorsement deals, investors might buy shares and increase the value of his stock. The earnings also apply after he retires to things like appearance fees, business ventures or endorsements, with Fantex taking a commission on each trade as investors buy and sell shares.

A Fantex spokesman declined to comment on the Bodyarmor deal.

Aside from Bodyarmor, Jeffery has endorsement deals through 2015 with Topps, Jewelry Warehouse, Bose, Panini America, Electronic Arts and Sideline Marketing that will net him more than $113,000, according to Jeffery’s Fantex prospectus. Fantex projects that Jeffery will earn more than $3.8 million in endorsements over his lifetime.

“I just thought (working with Fantex) was a no-brainer, it was great for both parties,” said Jeffery regarding his decision earlier this year to sell 13 percent of his future income to Fantex for $7.94 million. “I felt that it was a pretty fair deal for me.”

The 24-year-old is in the third year of a four-year, $4.6 million contract with the Bears. Fantex’s prospectus projects that Jeffery will have an 11-year NFL career and that he will renegotiate his current contract before next season. The company estimates that he will sign a six-year deal beginning in 2015 worth a total of $79.4 million, a figure it based on “the contract value of comparable wide receivers who sign contracts in their third to fifth seasons and ninth to 11th seasons.”

BEARS STRUGGLES AN OBSTACLE

While he’s put together a relatively strong endorsement portfolio for a third-year NFL player in a major market, Jeffery faces a marketability ceiling as long as the Bears struggle. The team, which has not made the playoffs since 2010, has been on a downward spiral most of this season and has been derided by football analysts and fans alike.

“He’s definitely somebody who’s on the rise in terms of his marketability and name and stature,” said Doug Shabelman, president of Evanston-based Burns Entertainment, which brokers celebrity endorsement deals. “But when your team is as bad as (the Bears) are and is not getting the recognition and not making the playoffs, it makes it much more difficult to garner endorsements on a national level.”

Jeffery leads the team in receiving touchdowns and yards this year after putting up the second-most receiving yards in Bears history last season. He said the 2014 season has been frustrating for the 5-9 Bears, “but you go through ups and downs, and right now there are some downs. But it’s just a learning process.”

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